FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               For August 2, 2001


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                   Form 20-F X          Form 40-F
                            ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                       Yes                   No   X
                           ---                   ---


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                                    Regus plc

                                INDEX TO EXHIBITS

ITEM

1.       Press release of Regus plc dated August 2, 2001



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                                    SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                    Regus plc




Date: August 2, 2001                By:    /s/ Stephen Stamp
                                    ---    -----------------
                                    Name:  Stephen Stamp
                                    Title: Group Finance Director


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ITEM 1



2 August 2001


                            Regus plc (the `Company')

                     Notification of Interests of Directors


Further to the announcement issued on 31 July 2001, Maxon Investments BV, a company owned by Mark Dixon has acquired 4,399,594 shares in the Company at 39.5p each from Theatre Acquisitions LLC, a company controlled by Roger Orf, a non-executive director of Regus.


Mark Dixon is now interested in 360,329,286 ordinary shares representing 61.9% of the Company. Roger Orf ceases to have an interest in the shares of the Company.



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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to: the possibility of a future transaction. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Management's Discuss and Analysis of Financial Condition and Operating Results" of the Company's Annual Report on Form 20-F.